EXHIBIT 99.1

CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

The tables below set forth Bank of Montreal’s consolidated ratios of earnings to fixed charges, calculated in accordance with Canadian GAAP and U.S. GAAP, for the three months and six months ended April 30, 2011 and for the years ended October 31, 2010 and 2009:

	Year Ended October 31,		Three Months Ended April 30, 2011	Six Months Ended April 30, 2011

Canadian GAAP	2009	2010
Excluding Interest on Deposits	2.90	4.56	4.30	4.34
Including Interest on Deposits	1.40	2.06	2.09	2.07

	Year Ended October 31,		Three Months Ended April 30, 2011	Six Months Ended April 30, 2011

U.S. GAAP	2009	2010
Excluding Interest on Deposits	3.29	5.13	4.80	4.27
Including Interest on Deposits	1.46	2.17	2.23	2.03

The tables below set forth Bank of Montreal’s consolidated ratios of earnings to fixed charges and preferred dividends, calculated in accordance with Canadian GAAP and U.S. GAAP, for the three months and six months ended April 30, 2011 and for the years ended October 31, 2010 and 2009:

	Year Ended October 31,		Three Months Ended April 30, 2011	Six Months Ended April 30, 2011

Canadian GAAP	2009	2010
Excluding Interest on Deposits	2.58	3.90	3.77	3.80
Including Interest on Deposits	1.37	1.96	1.99	1.98

	Year Ended October 31,		Three Months Ended April 30, 2011	Six Months Ended April 30, 2011

U.S. GAAP	2009	2010
Excluding Interest on Deposits	2.91	4.37	4.20	3.73
Including Interest on Deposits	1.42	2.07	2.14	1.94